Exhibit (h)(6)
SUPPORT SERVICES AGREEMENT
     THIS AGREEMENT is made this 1st day of May, 2007 by and among Pacific Life Fund Advisors LLC (“PLFA”), a Delaware limited liability company, Pacific Life Funds (the “Fund”) a Delaware Statutory Trust, and Pacific Life Insurance Company (“Pacific Life” or the “Administrator”), an insurance company domiciled under the laws of Nebraska.
     WHEREAS, the Fund, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Administrator entered into an Administration and Shareholder Services Agreement dated June 13, 2001, as amended, (the “Administration Agreement”);
     WHEREAS, the Administration Agreement provides that the Fund shall bear the expenses incurred in connection with the Administrator providing the support services for the Fund as set forth in Section 2(d) of the Administration Agreement (hereinafter, “Support Services”);
     WHEREAS, the Fund and Pacific Life had entered into an investment advisory agreement dated June 13, 2001, as amended (the “Advisory Agreement”);
     WHEREAS, effective May 1, 2007 PLFA assumed all duties and responsibilities of Pacific Life as investment adviser to the Fund pursuant to a transfer agreement at which time certain Pacific Life employees became affiliated with PLFA;
     WHEREAS, the Administrator and the Fund desire PLFA to provide certain Support Services to the extent not provided by the Administrator; and
     WHEREAS, PLFA is willing to provide such Support Services.
     NOW THEREFORE, in consideration of these premises and mutual promises and covenants herein contained, it is hereby agreed as follows:
     1. Support Services. PLFA will provide such Support Services as follows: PLFA shall make its officers and employees available to the Board of Trustees and officers of the Fund for assistance, consultation and discussions regarding the administration of the Fund and the services provided to the Fund under this Agreement. The Fund shall compensate PLFA at cost in accordance with Section 2 of this Agreement for the time of legal, accounting, and compliance personnel of PLFA, including individuals who may be officers or Trustees of the Fund (“Personnel”), spent providing assistance, coordination, and supervision in connection with the services procured for the Fund under the Administration Agreement, including time spent by such personnel in attendance at meetings of the Board of Trustees. Support Services shall not include any services for which PLFA is responsible pursuant to the Advisory Agreement.
     2. Expenses. The Fund agrees to pay PLFA for the respective work that it performs under this Agreement on an “approximate cost basis.” PLFA agrees (i) to employ reasonable methods to determine the cost for services provided, and (ii) maintain adequate records and internal controls to support payments requested under this Agreement. The Fund acknowledges that average or established internal billing rates or other reasonable methods may be used to determine costs. PLFA does not intend to profit from the provision of Support Services.
     3. Continuation and Termination. Any party to this Agreement may terminate this Agreement at any time without penalty upon thirty days’ written notice to the other party. This Agreement shall be submitted to the Fund’s Board of Trustees (the “Board”) on an annual basis for review and approval.
     4. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original.
     5 Governing Law. This Agreement shall be governed by the laws of the State of California.
     6. Non-exclusivity. It is understood that the services of the Administrator hereunder are not exclusive, and the Administrator shall be free to render similar services to other investment companies and other clients.
     7. Miscellaneous. (a) The parties shall construe this Agreement consistent with the terms of the Administration Agreement and each party’s obligations, if any, thereunder.
     (b) If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected hereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.
     (c) The obligations of this Agreement shall be binding upon the assets and property of the Fund and shall not be binding upon any trustee, officer, or shareholder of the Fund individually. Further, the debts, liabilities, obligations and expenses incurred or contracted for hereunder with respect to a Portfolio shall be enforceable against the assets of that Portfolio only and not against the assets of the Fund generally or any other Portfolio.
     (d) The Fund has the right, through its trustees, officers or agents, to inspect, audit and copy all records pertaining to the performance of Support Services under this Agreement.
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          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers.
Accepted and Agreed:

Pacific Life Fund Advisors LLC

By:	/s/ Howard T. Hirakawa	By:	/s/ Jane M. Guon
Name:	Howard T. Hirakawa	Name:	Jane M. Guon
Title:	Vice President	Title:	Asst. Vice President & Asst. Secretary

Pacific Life Insurance Company

By: Name:	/s/ MA Brown Mary Ann Brown	By: Name:	/s/ Jane M. Guon Jane M. Guon
Title:	Senior Vice President	Title:	Asst. Vice President & Asst. Secretary

Pacific Life Funds

By: Name:	/s Howard T. Hirakawa Howard T. Hirakawa
Title:	Vice President